UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of May 20, 2014

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680 and 333-169241) and Form F-3 (File Nos. 333-183566 and 333-190443), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This Form 6-K of RiT Technologies Ltd. consists of the following:

PART I: 2014 ANNUAL SHAREHOLDERS MEETING

On May 20, 2014, RiT Technologies Ltd. (the “Company”) announced that it is convening its 2014 Annual General Meeting of Shareholders (the "Meeting") on Wednesday, June 25, 2014 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

A copy of the press release is attached as Exhibit 99.1 to this Form 6-K.

As indicated in said PR, the Company expects to mail to its shareholders the Notice and Proxy Statement for the Meeting and the related proxy card, in the coming days.

A copy of the Proxy Statement and the related Proxy Card draft are attached as Exhibit 99.2 and Exhibit 99.3, respectively, to this Form 6-K.

For the avoidance of doubt, the requisite majority for approval of the proposals in the Meeting is as set forth in the Proxy Statement.

PART II: ADDITIONAL PRESS RELEASES

Press release dated May 15, 2014: RiT Technologies Reports Financial Results for the First Quarter of 2014

A copy of the press release is attached as Exhibit 99.4 to this Form 6-K.

Press release dated May 8, 2014: RiT Technologies Installs First Beamcaster Systems in China

A copy of the press release is attached as Exhibit 99.5 to this Form 6-K.

Press release dated April 7, 2014: Photo Release -- RiT Technologies' South Africa  Country Manager Appointed as BICSI South Africa Country Chair

A copy of the press release is attached as Exhibit 99.6 to this Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: May 20, 2014	By:	/s/ Elan Yaish
Elan Yaish, CFO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press release dated May 20, 2014: RiT Technologies Announces 2014 Annual General Meeting.

99.2	Notice and Proxy Statement for 2014 General Meeting of shareholders

99.3	Form of Proxy Card draft for 2014 General Meeting of shareholders

99.4	Press release dated May 15, 2014: RiT Technologies Reports Financial Results for the First Quarter of 2014

99.5	Press release dated May 8, 2014: RiT Technologies Installs First Beamcaster Systems in China

99.6	Press release dated April 7, 2014: Photo Release -- RiT Technologies' South Africa Country Manager Appointed as BICSI South Africa Country Chair